
SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION



SECURITIES AND EXCHANGE COMMISSION 07004514
Washington, D.C. 20549

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SEC FILE NUMBER
8-48974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 27th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Leto **(212) 220 5618**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Antonio Munoz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EIM Securities (USA) Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

STUART RADISH
Notary Public, State of New York
No. 01RA6115435
Qualified in New York County
Commission Expires September 7, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

EIM Securities (USA) Inc.

December 31, 2006
with Report of Independent Registered Public Accounting Firm

EIM Securities (USA) Inc.

Statement of Financial Condition

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder of
EIM Securities (USA) Inc.

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EIM Securities (USA) Inc at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2007

EIM Securities (USA) Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 424,413
Due from affiliates	410,836
Prepaid expenses	10,108
Other assets	3,300
Total assets	$ 848,657
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 257,359
Due to Parent	11,268
Total liabilities	268,627
Shareholder's equity:	
Capital stock (3,000 shares authorized, issued and outstanding, no par value)	–
Additional paid in capital	451,533
Accumulated earnings	128,497
Total shareholder's equity	580,030
Total liabilities and shareholder's equity	$ 848,657

The accompanying notes are an integral part of this statement.

EIM Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

EIM Securities (USA) Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent"), which is owned by EIM Holding Luxembourg SA ("Luxembourg'). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association ("NFA"). The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company is a (k)(2)(i) broker-dealer and exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

Referral fees are recognized on an accrual basis. However, certain referral fees are received from third-party funds through affiliates. Under those arrangements, accruals are based on fees received by the affiliates. The accrual does not include certain fees to be collected from the third party-funds by the affiliates, given the uncertainty and timing of such payments.

Due From Affiliates

Due from affiliates are of short-term nature and are therefore recorded at their nominal value less necessary provisions for impairment.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* on a separate company basis.

Deferred taxes are provided under the liability method as prescribed by FAS 109, "Accounting for Income Taxes," whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. Income Taxes

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current period pursuant to the provisions of FASB Statement No. 109, *Accounting for Income Taxes* (Statement 109), as if the company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

On a separate company basis, the Company generated taxable income for federal, state and local for the year ended December 31, 2006, offset partially by prior years' net operating loss carry forwards. Current taxes payable are included in the due to parent on the Company's statement of financial condition.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty

3. Income Taxes (continued)

percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. The impact of the Company's reassessment of its tax positions in accordance with the requirements of FIN 48 is expected to be immaterial; however, the Company is awaiting additional guidance expected to be issued in March 2007.

4. Retirement Plan

The Company participates in a noncontributory 401 (k) plan, which covers substantially all employees who have completed three months of service and elect to participate.

5. Related Party Transactions

The Company receives fees for the referral of investors to offshore hedge funds. These fees are collected by an affiliate and paid to the Company. The Company also receives fees for the referral of investment advisory clients to affiliates and incurs service fees related to these referrals. As of December 31, 2006, the Company is owed $238,707 by various affiliates relating to these referral fees.

The Company has an expense sharing agreement with EIM Management (USA) Inc. (the "U.S affiliate"), a registered investment advisor, whereby certain operating expenses such as occupancy and other operating expenses are apportioned between the Company and the U.S. affiliate.

EIM Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2006

6. Commitments

The Company has an operating lease for its premises, which expires on August 31, 2008. Minimum future rental commitments for this lease are as follows:

	Amount
Year ending December 31:	
2007	$ 246,810
2008	164,540
Minimum future rentals	$ 411,350

The Company, its Parent and the U.S. affiliate share the leased premises. The U.S. affiliate has agreed to incur the entire lease rental commitments.

7. Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of net capital which shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $155,786, which was $137,878 in excess of its required net capital of $17,908. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 1.72 to 1.00. The Company is also subject to the regulatory requirements of the NFA, which requires the maintenance of a minimum net capital greater than $45,000, as defined. At December 31, 2006, the Company's net capital was $110,786 in excess of the NFA requirement.

END